Exhibit 8

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation

Matrix IT Ltd.	Israel

Magic Software Enterprises Ltd.(1)	Israel

Sapiens International Corporation N.V(2).	Curaçao

(1) While this entity was a subsidiary of the registrant as of December 31, 2013, the registrant’s interest in this entity decreased to below 50% in March 2014 and this entity is currently an affiliated entity of the registrant over which the registrant has retained significant influence as of the filing of this annual report on Form 20-F.

(2) While this entity was not a subsidiary of the registrant as of December 31, 2013, the registrant subsequently owned a majority interest in this entity through November 18, 2013, after which the entity became an affiliated entity of the registrant over which the registrant has retained significant influence.